

December 29, 2015

Mail Stop 4720

<u>Via E-mail</u>
Jason A. Napolitano
Executive Vice President, Chief Operating Officer, Chief Financial Officer and Secretary
Heska Corporation
3760 Rocky Mountain Ave.
Loveland, CO 80538

      Re: Heska Corporation
               Preliminary Revised Proxy Statement on Schedule 14A
               Filed December 17, 2015
               File No. 000-22427

Dear Mr. Napolitano:

We reviewed your revised proxy statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

<u>General</u>

1.   We refer to your response to prior comment 1 and revised disclosures indicating that the Heska Corporation stockholders will not have the opportunity to vote upon the acquisition transaction separate and apart from the proposal to approve the increase to the charter. Your disclosure on page 8; however, continues to indicate that shareholder approval may be required by law or the listing requirements of the Nasdaq Stock Market prior to issuing authorized shares. Please revise to clarify whether applicable laws or the listing requirements of the Nasdaq Stock Market will require you to seek shareholder approval for the acquisition of Cuattro International.

2.   We note your response to prior comment 2. Please revise to provide all of the information required by Item 14 of Schedule 14A, including the transaction information

required by Item 14(b) and the financial information required by Item 14(c)(2). With respect to the financial statements of the acquired company required by Item 17(b)(7) of Form S-4 pursuant to Item 14(c)(2), provide the financial statements that would be required in an annual report sent to security holders under Rules 14a-3(b)(1) and (b)(2). Please note that the provisions outlined in Item 17(b)(7)(i) and (ii) of Form S-4 are not applicable to your facts because your security holders are voting. In this regard, the penultimate sentence of Note A to Schedule 14 explains that your solicitation to authorize the shares "is also a solicitation with respect to the acquisition."

<u>Do any of Heska's officers or directors, or persons associated with them have a substantial interest in the amendment?, page 7</u>

3.   We note your response to prior comment 4, but we do not see where your revised disclosure addresses the final sentence of the prior comment. Please revise to disclose whether Mr. Wilson has any relationship to the Cuattro International affiliates who are responsible for the reserved liabilities/obligations that could result in the issuance of the additional 100,000 shares. Tell us in your response who the affiliates are.

<u>Where you can find more information, page 13</u>

4.   Please revise the date of the fifth Form 8-K that you incorporate by reference. In this regard, we note that you filed a Form 8-K on November 16, 2015 and did not file one on October 16, 2015.

        Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3675 with other questions.

                                        Sincerely,

                                        /s/ Suzanne Hayes

                                        Suzanne Hayes
                                        Assistant Director
                                        Office of Healthcare and Insurance

cc (via email): Scott Berdan, Esq., - Holland & Hart LLP